Exhibit 4.19

SMURFIT KAPPA GROUP LIMITED

Beech Hill, Clonkseagh

Dublin 4, Ireland

February 9, 2007

PERSONAL AND CONFIDENTIAL

Dr. Michael W.J. Smurfit

Le Florestan

35 Blvd. du Larovotto

Monaco

Dear Dr. Smurfit:

Reference is made to (i) that certain letter agreement, dated as of October 31, 2003, by and between Smurfit Kappa Corporation Limited (the “Corporation”) (formerly Jefferson Smurfit Group Limited and MDCP Acquisitions plc) and you (as the same has been or may be expressly, impliedly or by operation of law, amended, restated, modified, supplemented or waived from time to time, together the “Employment Letter”), (ii) that certain Shareholders and Corporate Governance Agreement, dated as of December 1, 2005, by and among Smurfit Kappa Group Limited (the “Company”), you and certain other shareholders of the Company (as the same has been or may be amended, restated, modified, supplemented or waived from time to time, the “Shareholders Agreement”), and (iii) that certain Amended and Restated Management Equity Agreement, dated as of December 1, 2005, by and among the Company and certain management stockholders of the Company (as the same has been or may be amended, restated, modified, supplemented or waived from time to time, the “Management Equity Agreement” and, together with the Employment Letter and the Shareholders Agreement, the “Relevant Agreements”). Capitalized terms used, but not otherwise defined, herein shall have the meanings given to such terms in the Shareholders Agreement.

This letter agreement sets forth certain agreements between the Company (acting on its own behalf and on behalf of each Group Company for which it is authorized to act) and you in the event that a Listing becomes effective (the time of such effectiveness, the “Effective Time”).

1.	You hereby resign, with effect immediately prior to the Effective Time, from the boards of directors of, as chairman of, and as an officer and employee of each Group Company.

2.

Not later than the 30th day after the Effective Time, the Company shall pay to you in a single lump sum an amount equal to €300,000; provided that such amount shall be reduced for tax and other statutory deductions as are required to be deducted at source and remitted to the appropriate revenue authorities. The payments under this paragraph shall be in replacement of, rather than in addition to, any rights, whether arising out of or in connection with your employment by the Corporation and/or any Group Company or otherwise howsoever arising, that you may have under law (including, without limitation, any bonus entitlement or payment in lieu of notice), other than any payments due to you under any contract with S.I. Holdings Limited entered into on the date hereof. Effective as of the date of this letter agreement, your right to participate in any employee benefit arrangement of any Group Company will cease; provided, however, that the Convertible Shares (as defined in the Management Equity Agreement) and Ordinary Shares held by you and Bacchantes Two Limited will be held, for the period up to the Effective Time, in accordance with the terms of the Management Equity Agreement and, effective as of the Effective Time, in accordance with the provisions of paragraph 5 of this letter agreement.

3.

As material consideration for the covenants and agreements of the Company and the Group Companies hereunder, effective as of the Effective Time, you hereby release, waive, discharge and covenant not to sue each of the Group Companies from any and all claims, suits, demands, causes of action, contracts, covenants, obligations, debts, costs, expenses, attorneys’ fees, liabilities of whatever kind or nature in law or equity, by statute, common law, contract or otherwise whether now known or unknown, vested or contingent, suspected or unsuspected, and whether or not concealed or hidden, which have existed or may have existed, or which do exist, through the Effective Time with respect to your employment and service as a member of the board of directors and/or the termination of your employment and service as a member of the board of directors (including, without limitation, any rights to post-termination payment or bonus or payment in lieu of notice, whether arising out of or in connection with your employment by the Company and/or any Group Company or otherwise); provided that the foregoing release, waiver and discharge shall not apply to any of your rights under this letter agreement.

4.

When used herein, “Group Companies” means the Company and its subsidiaries and Associated Companies and “Group Company” means any such company and “Associated Company” means any company having an Equity Share Capital (as defined in Section 155 of the Companies Act 1963) of which not less than 20% in nominal value is beneficially owned by any Group Company.

5.

Effective as of the Effective Time, all of your rights and obligations, and those of Bacchantes Two Limited, against and to the Company and all Group Companies under the Employment Letter shall terminate without further liability or obligation of or to any Group Company; provided that, notwithstanding the foregoing, the provisions of paragraphs 7, 8 and 12 of the letter agreement dated October 31, 2003 by and between the Corporation and you shall continue in full force and effect. For the avoidance of doubt, until the Effective Time, all rights and obligations of the parties under each of the Relevant Agreements shall continue in full force and effect.

6.

Upon execution of this letter agreement by each party hereto, this letter agreement shall be binding and enforceable upon each party hereto; provided that in the event that the Effective Time does not occur on or prior to December 31, 2007, this letter agreement, and the rights and obligations of the parties hereto, shall terminate as of December 31, 2007 without obligation or liability to any party hereto. Notwithstanding the foregoing, the obligations of the Group Companies under this letter agreement are subject to affirmative consent of the requisite shareholders of each Group Company for which such consent is required in accordance with applicable law (including, without limitation, the Companies Act 1963) and, if such consent is not obtained prior to the Effective Time, this letter agreement, and the rights and obligations of the respective parties hereto, shall terminate as of immediately prior to the Effective Time without further obligation or liability to any party hereto.

7.

You understand and agree that a new holding company, Smurfit Kappa Public Limited Company (“Holdco”) has made an exchange offer pursuant to which the entire issued share capital and other equity interests and rights of the Company may be exchanged for identical or substantially identical share capital and other equity interests and rights of Holdco. In the event that such exchange offer is completed by the Company and Holdco, you agree that, from and after such completion, Holdco shall be the “Company” for all purposes hereof.

8.

This letter agreement (a) shall be construed in accordance with the internal laws (but not the laws of conflicts) of the Republic of Ireland, (b) may be executed in multiple counterparts (including by facsimile or electronic transmission), all of which taken together shall constitute one and the same original, (c) may not be assigned by any party except with the prior written consent of the other parties hereto, (d) is for the benefit of the parties hereto and such parties’ Affiliates (including, in the case of the Company, each of the Group Companies) and representatives and may not be enforced by any person or entity (other than the parties hereto and their Affiliates and representatives), (e) represents the complete understanding and agreement between the parties hereto with respect to the subject matter hereof, and (f) may be amended, modified or supplemented only by a written instrument executed by each of the parties hereto. No waiver of any rights under this letter agreement shall be effective against any party to this letter agreement unless set forth in a written instrument executed by such party. The parties agree that this letter agreement was drafted by the parties hereto and the result of negotiation between sophisticated parties (each having received separate legal advice) and no rule of construction shall be applied against any party or such party’s Affiliates.

SMURFIT KAPPA GROUP LIMITED

By:	/s/ Gary McGann

Its:

Acknowledged and Accepted as of the date first written above:

Dr. Michael W.J. Smurfit

/s/ Dr. Michael W.J. Smurfit

In consideration for the waivers and other benefits conferred upon it by the above letter agreement, Bacchantes Two Limited hereby adheres thereto and accepts, as of the date first written above, all provisions thereof applicable to it.

BACCHANTES TWO LIMITED

By:	/s/ J. Killip
Its:	Authorised Signatory